200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854 (203) 855-7700 (203) 838-8500 ext. 20 (fax) (203) 854-1652

January 16, 2009

VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FCCC, Inc. File No. 001-08589

Dear Ms. Jenkins:

                By letter dated December 30, 2008, you provided comments concerning the Annual Report of FCCC, Inc. (the “Company”) on Form 10-KSB for the fiscal year ended March 31, 2008 and on the Company’s two quarterly reports on Form 10-Q for the quarters ended June 30 and September 30, 2008.

                We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Our response to staff’s comments are as follows:

Form 10-KSB for the Fiscal Year Ended March 31, 2008 (filed on June 26, 2008)

General

1.       In response to staff’s comment, our proposed Amendment No. 1 to our Annual Report on Form 10-KSB/A will be in an abbreviated format, as suggested in staff’s comment letter.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

2.       In response to staff’s comment, management’s failure to provide its report on internal control over financial reporting, as required by Item 308(T) of Regulation S-K, has not impacted its conclusion that the Company’s disclosure controls and procedures as of the fiscal year ended March 31, 2008 were effective. It did call to our attention, however, that the Company should continuously strive to follow the disclosure controls and procedures as diligently as possible. The factors that we considered in support of this conclusion include the fact that the omission from the annual report of our Report of Management on Internal Control Over Financial Reporting was an oversight in light of the temporary nature of regulation 308T and that our results and conclusions, as stated in the report, were not effected.

3.       In response to staff’s comment, we propose to include the following in our amended annual report, in accordance with Item 308(T) of Regulation S-K:

Report of Management on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer, who is also the Company’s Chief Financial Officer, to provide reasonable assurance to the Company’s Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Internal control over financial reporting including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company’s transactions and dispositions of the Company’s assets; (2) provide reasonable assurances that the Company’s transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the Company’s financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework. Based on its assessment, the Company’s management concluded that, as of March 31, 2008, the Company’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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4.       In response to staff’s comment, in accordance with Item 308(c) of Regulation S-K, we propose to amend our annual report to include the following:

During the Company’s fourth fiscal quarter and during the fiscal year ended March 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially effect, the Company’s internal control over financial reporting.

Section 302 Certifications

5.       In response to staff’s comment, our proposed amendment to our annual report contains one Section 302 certification, encompassing the amendment and the original filing, and signed by the Company’s principal executive officer and principal financial officer, who are, in this instance, the same person, containing the prescribed language that is set forth in Item 601(31) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2008 (filed on August 5, 2008) and
Form 10-Q for the Quarter Ended September 30, 2008 (filed on November 7, 2008)

Item 3. Controls and Procedures

6.       In response to staff’s comment, while our statement indicated that our evaluation did indeed include our disclosure controls and procedures, we have revised both quarterly reports to more clearly indicate that our evaluation was of our disclosure controls and procedures. We have also revised the report to state that such evaluation was conducted as of the end of both quarters and revised the section header to “Item 4T” from “Item 3".

7.       In response to staff’s comment, our proposed amendments to our quarterly reports state that our certifying officer has reached the conclusion that our disclosure controls and procedures were effective.

8.       In response to staff’s comment, we have considered whether our failure to provide appropriate disclosures has impacted our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of each quarter and have concluded that it has not; i.e. that our disclosure controls and procedures are effective. In reaching this conclusion, we determined that during our review process, the word “effective” was mistakenly changed to “adequate”, which we incorrectly viewed as synonymous.

9.       In response to staff’s comment, in accordance with Item 308(c) of Regulation S-K, the proposed amended to our reports disclose that during, and through the end of, the last fiscal quarter for each report, there was no change in our internal control over financial reporting that materially affected, or were reasonably likely to materially effect, the Company’s internal control over financial reporting.

Section 302 Certifications

10.       In response to staff’s comment, our proposed amendment to our quarterly reports contain one Section 302 certification, encompassing the amendment and the original filing, and signed by the Company’s principal executive officer and principal financial officer, who are, in this instance, the same person, containing the prescribed language that is set forth in Item 601(31) of Regulation S-K.

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                Our counsel will contact you on Tuesday January 20, 2009 to discuss the above responses with you prior to filing the amendments which we would like to file as soon as possible.

Very truly yours,

Bernard Zimmerman, President, Chief Executive Officer and Chief Financial Officer

Enclosures:

1. Proposed Form 10-KSB/A for the fiscal year ended March 31, 2008 2. Proposed Form 10-Q/A for the quarter ended June 30, 2008 3. Proposed Form 10-Q/A for the quarter ended September 30, 2008

Cc:	Duane L. Berlin, Esq. Lev & Berlin, P.C. 200 Connecticut Ave. Norwalk, CT 06854 dberlin@levberlin.com (office phone) (203) 838-8500 (fax) (203) 854-1652

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A
(Amendment No. 1)

(Mark One)
|X|	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

OR

|_|	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File number: 811-0969

FCCC, INC.

(Exact name of small business issuer as specified in its charter)

Connecticut	06-0759497

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Connecticut Avenue, Norwalk, Connecticut 06854

(Address of principal executive offices)

(203) 855-7700

(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:
NONE

Securities registered under Section 12(g) of the Exchange Act:
COMMON STOCK

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes |_|   No |X|

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.  Yes |_|   No |X|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company.  Large accelerated filer |_|     Accelerated filer |_|     Non-accelerated filer |_|
     Smaller Reporting company |X|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes |X|   No |_|

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes |X|   No |_|

Check if the disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this 10-KSB or any amendment to this Form 10-KSB.    |_|

State issuer's revenues for its most recent fiscal year ended March 31, 2008: $73,000

As of May 22, 2008, the aggregate market value of the issuer's common stock held by non-affiliates of the issuer was approximately $808,860.

APPLICABLE ONLY TO CORPORATE ISSUERS

The number of shares outstanding of the issuer's Common Stock, as of May 22, 2008, was: 1,561,022.

Transitional Small Business Format:    Yes |_|   No |X|

FCCC, INC.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-KSB/A (this “Amendment”) amends the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008, which the Registrant previously filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2008 (the “Original Filing”). The Registrant is filing this Amendment in response to comments received from SEC staff by letter dated December 30, 2008. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Amendment and apply to this Amendment and the Original Filing, as amended.  Except as set forth below, the Original Filing has not been amended, updated or otherwise modified.

—————

1.       The following replaces the text set forth below the headings “Evaluation of Disclosure Controls and Procedures” on Page 17 and “Changes in Internal Control” on page 18 of the Company’s Annual Report:

Report of Management on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer, who is also the Company’s Chief Financial Officer, to provide reasonable assurance to the Company’s Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Internal control over financial reporting including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company’s transactions and dispositions of the Company’s assets; (2) provide reasonable assurances that the Company’s transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the Company’s financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework. Based on its assessment, the Company’s management concluded that, as of March 31, 2008, the Company’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

During the Company’s fourth fiscal quarter and during the fiscal year ended March 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

FCCC, INC.
By:

Name: Bernard Zimmerman
Dated: January 23, 2009		Title: President, Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

31.1	Certificate of the Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certificate of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. Section 1350
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bernard Zimmerman, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 10-KSB of FCCC, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 23, 2009

Bernard Zimmerman
President, Chief Executive Officer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF
FINANCIAL OFFICER, PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned officers of FCCC, Inc. hereby certify that (a) FCCC. Inc’s Amendment No. 1 to its Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (b) information contained in the report fairly presents, in all material respects, the financial condition and results of operations of Dell.

Date: January 23, 2009

Bernard Zimmerman
President, Chief Executive Officer and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-Q/A
(Amendment No. 1)

(Mark One)
|X|	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File number: 811-0969

FCCC, INC.

(Exact name of small business issuer as specified in its charter)

Connecticut	06-0759497

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Connecticut Avenue Norwalk, Connecticut 06854

(Address of principal executive offices)

(203) 855-7700

(Issuer's telephone number)

n/a

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X|   No |_|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes |X|   No |_|

The number of shares outstanding of the issuer's Common Stock, as of July 31, 2008, was: 1,561,022

Transitional Small Business Format: Yes |_|   No |X|

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (this “Amendment”) amends the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, which the Registrant previously filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2008 (the “Original Filing”). The Registrant is filing this Amendment is in response to comments received from SEC staff by letter dated December 30, 2008. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Amendment and apply to this filing and the Original Filing, as amended.  Except as set forth below, the Original Filing has not been amended, updated or otherwise modified.

—————

1.       The following text has been added:

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a Smaller Reporting Company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and is not required to provide the information under this item.

2.       The following replaces the section entitled “Item 3 Controls and Procedures”:

ITEM 4T.   CONTROLS AND PROCEDURES.

As of the end of the period covered by this report, the Company’s President, principal executive officer and principal financial officer evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, this officer concluded that, as of the date of his evaluation, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s periodic filings under the Securities Exchange Act of 1934 is accumulated and communicated to management, including that officer, to allow timely decisions regarding required disclosure. It should be noted that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports.

During the period covered by this report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially effect, the Company’s internal control over financial reporting.

2

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

FCCC, INC.

By:

Name: Bernard Zimmerman
Title: President, Chief Executive Officer and Chief Financial Officer
Dated: January 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

31.1	Certificate of the Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO
18 U.S.C. Section 1350
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bernard Zimmerman, certify that:

1.	I have reviewed this Amendment No. 1 to the quarterly report on Form 10-Q of FCCC, Inc.;

2.	Based on my knowledge, this Amendment and the Quarterly Report, as amended, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Amendment and the Quarterly Report, as amended;

3.	Based on my knowledge, the financial statements, and other financial information included in this Amendment and the Quarterly Report, as amended, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Amendment and Quarterly Report, as amended;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 23, 2009	/s/ BERNARD ZIMMERMAN

Bernard Zimmerman
President, Chief Executive Officer and Chief Financial Officer

5

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF
FINANCIAL OFFICER, PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned officers of FCCC, Inc. hereby certify that (a) FCCC. Inc’s Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (b) information contained in the report fairly presents, in all material respects, the financial condition and results of operations of Dell.

Date: January 23, 2009	/s/ BERNARD ZIMMERMAN

Bernard Zimmerman
President, Chief Executive Officer and Chief Financial Officer

6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-Q/A
(Amendment No. 1)

(Mark One)
|X|	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File number: 811-0969

FCCC, INC.

(Exact name of small business issuer as specified in its charter)

Connecticut	06-0759497

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Connecticut Avenue Norwalk, Connecticut 06854

(Address of principal executive offices)

(203) 855-7700

(Issuer's telephone number)

n/a

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X|   No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" I Rule 12B-2 of the Exchange Act. (Check one)
Larger accelerated filer |_|	Accelerated filer |_|	Non-accelerated filer |_|	Smaller reporting company |X|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes |X|   No |_|

The number of shares outstanding of the issuer's Common Stock, as of October 31, 2008, was: 1,561,022

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (this “Amendment”) amends the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which the Registrant previously filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2008 (the “Original Filing”). The Registrant is filing this Amendment is in response to comments received from SEC staff by letter dated December 30, 2008. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Amendment and apply to this filing and the Original Filing, as amended.  Except as set forth below, the Original Filing has not been amended, updated or otherwise modified.

—————

1.       The following text has been added:

ITEM 3.   Quantitative and Qualitative Disclosures About Market Risk

The Company is a Smaller Reporting Company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and is not required to provide the information under this item.

2.       The following replaces the section entitled “Item 3 Controls and Procedures”:

ITEM 4T.   CONTROLS AND PROCEDURES.

As of the end of the period covered by this report, the Company’s President, principal executive officer and principal financial officer evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, this officer concluded that, as of the date of his evaluation, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s periodic filings under the Securities Exchange Act of 1934 is accumulated and communicated to management, including that officer, to allow timely decisions regarding required disclosure. It should be noted that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports.

During the period covered by this report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially effect, the Company’s internal control over financial reporting.

2

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

FCCC, INC.

By:

Name: Bernard Zimmerman
Dated: January 23, 2009		Title: President, Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

31.1	Certificate of the Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3

EXHIBIT 31.1

CERTIFICATION  OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. Section 1350
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bernard Zimmerman, certify that:

1.	I have reviewed this Amendment No. 1 to the Quarterly Report on Form 10-Q of FCCC, Inc.;

2.	Based on my knowledge, this Amendment and the Quarterly Report, as amended, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Amendment and the Quarterly Report, as amended;

3.	Based on my knowledge, the financial statements, and other financial information included in this Amendment and the Quarterly Report, as amended, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Amendment and Quarterly Report, as amended;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

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5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 23, 2009

Bernard Zimmerman
President, Chief Executive Officer and Principal Financial Officer

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Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF
FINANCIAL OFFICER, PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned officers of FCCC, Inc. hereby certify that (a) FCCC. Inc’s Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (b) information contained in the report fairly presents, in all material respects, the financial condition and results of operations of Dell.

Date: January 23, 2009

Bernard Zimmerman
President, Chief Executive Officer and Chief Financial Officer

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